July 29, 2019

Jeromy Olson
Chief Executive Officer
Sports Field Holdings, Inc.
1020 Cedar Avenue, Suite 230
St. Charles, IL 60174

       Re: Sports Field Holdings, Inc.
           Registration Statement on Form S-1
           Filed July 19, 2019
           File No. 333-232712

Dear Mr. Olson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing and
                                                            Construction